Filed by Vivendi Universal
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                December 4, 2000

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                            [VIVENDI UNIVERSAL LOGO]




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Jean Marie Messier
---------------------------------
CSFB Conference
December 4, 2000
New York
---------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

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                                                               VIVENDI UNIVERSAL
                                                              Jean Marie Messier
                                            Chairman and Chief Executive Officer


TABLE OF CONTENT

   -  Mission statement
   -  Our vision
   -  Vivendi Universal, a growth story
   -  Key asset for convergence: Vizzavi
   -  A unique opportunity


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                                                      IMPORTANT LEGAL DISCLAIMER


- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

- The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

- Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/ prospectus was filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.


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                                                               MISSION STATEMENT


                    Vivendi Universal is a consumer-focused,
               performance-driven, values-based global media and
                            communications company.

                    Our Vision is to be the world's preferred
       creator and provider of personalized information, entertainment and services to consumers anywhere, at anytime, and across
                    all distribution platforms and devices.



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                                                                      OUR VISION
                                                  THE ERA OF DIGITAL CONVERGENCE


-  The convergence is consumer-driven.
        -  Rich and personalized content - personalization must be easy
        -  Multi-accessibility - localized services
-  The move is technology-enabled
        -  Broadband access channels to multiply
        - Devices are mutating to match consumers' needs (portability, storage,...)
-  Premium content is essential
        -  Practical information for day-to-day life
        -  Entertainment content (music, film, games)
        -  Education
-  Content producers at an advantage
        -  Built-in customization at early development stages
        -  Knowledge of customer


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                                                                      OUR VISION
                                             THE BENEFITS OF DIGITAL CONVERGENCE


-  Vertical integration is essential to maximize shareholder value:
        -  New businesses will be introduced to the market faster
        - Ability to keep most of the margin of the value-chain within the group

-  Vertical integration does not mean exclusivity:
        - Content does not maximize its value if distribution channels are limited and vice versa
        - Premium content to contribute to differentiation through windowing policies and early cooperation


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                                                                      OUR VISION
                                                                 NOW IS THE TIME


-  Technology is locking up the market:
        -  Limited number of Mobile and i-TV operators
        -  Investment beyond the start-up financing power
        -  New markets are being constantly created (e.g. new devices)

- Market shares crystallize rapidly: time to market is essential to implement new business models

- Control of margins along the value-production chain between content producers, aggregators, in-house and external distributors

- No time wasted in profit-sharing and co-branding discussions: one P&L, one Global Brand


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                                                               VIVENDI UNIVERSAL



A growth story





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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY


- Vivendi Universal will have all the key drivers for value creation in the global media world

                |
                |
Key             |        New            Scale        Global         Brands      Bundling      Vertical
driver          |       revenue        & Scope      footprint                                integration
                |       streams
                |
-------------------------------------------------------------------------------------------------------
                |
Seagram         |        X-XX           X-XX           X             XX           0              0
                |
                |
Vivendi         |        X-XX           X-XX           X             X            XX             XX
                |
                |
Canal+          |        XX             X-XX           X             XX           X              0
                |
------------------------------------------------------------------------------------------------------
                |
Vivendi         |
Universal       |        XX             XX            XX             XX           XX             XX
                |
                |

                   -------------------------------------------
                   |   0 = no or low X = average XX = good   |
                   -------------------------------------------
-  ...and growth capacities


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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY


-  Vivendi Universal on same footing as main competitors:
        -  in a position to negotiate with third parties of equivalent size:
           -  to share distribution channels;
           -  to secure access to additional content;

-  Unique leading prominent position in Europe - gateway for US-centric partner:
        -  Europe is not developing into a PC-centric world;
        -  Mobile telephony and interactive TV are key to European landscape;


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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY


-  Growth potential only marginally dependent on advertising market
        -  Exposed divisions
           - Publishing: specific segments (e.g. job ads, direct marketing on Flipside) less affected by slow-down than rest of sector
           -  certain Web properties: overall weighting very low
           - Canal +: regulatory constraints on pay-TV model stringently limit revenues derived from advertising
- Advertising revenues estimated at approx. 5% of total communication revenues for new group
-  Potential beneficial side aspects
        - Promotion expenses for Music and Films to benefit from less tensed advertising market


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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY


-  Content : consistent growth + strong cash flow generation
-  Access : rapid growth + fixed costs = strong EBITDA leverage
-  Aggregation : new revenue streams

                                       +

                         Synergies : costs and revenues

                                       =

                             extraordinary growth...

                    ...and attractive risk profile: earnings
                 predictibilty through solid assets with strong
                                     brands


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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY


Figures in billion euros        Revenues 2000e          EBITDA 2000e            Revenues CAGR           EBITDA CAGR
                                                                                  Objective              Objective
                                                                                  2000-2002e             2000-2002e
                             --------------------    ------------------      ------------------      -----------------

Publishing                            3.5                    0.5                      6%                   >=10%

Music                                 6.6                    1.1                      6%                     12%

Telecom                               5.8                    1.3                     18%                   >=35%

Internet                             0.03                   (0.1)                     nm                      nm

Pay-TV                                4.0                    0.4                     10%                    >35%

Filmed Ent. & Recreation              4.6                    0.3                      7%                    >10%

Holding                               0.0                   (0.3)                     nm                      nm

Revenues Synergies                                                      +1,000M[EUROS](1)         +220M[EUROS](1)

Costs Synergies                                                                       -           +440M[EUROS](1)

------------------------     --------------------    ------------------      ------------------      -----------------

Total VU excluding VE                24.6                    3.2                     10%                     35%
and non-core

Vivendi Environment(2)               25.6                    3.5                      8%                  11-13%

(1) In 2002, on a proportional basis
(2) Vivendi owns 250.6m of VE shares (72%)


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                                                               VIVENDI UNIVERSAL
                                                                  A GROWTH STORY

Figures in                                                    Revenues CAGR      EBITDA CAGR
billion                 Revenues             EBITDA            Objective          Objective
euros                   2000e                2000e             2000-2002e         2000-2002e
----------             ----------           --------          -------------      -----------

Access                    9.8                  1.8                 >15%              >35%

Content                  14.7                  1.9               6 - 7%               12%

Aggregation              0.03                 (0.1)               >100%                nm

Holding                   0.0                 (0.3)                  nm                nm

Synergies                                                   +1,000ME(1)         +660ME(1)
                       ----------           --------          -------------      -----------

Total VU excluding VE    24.6                  3.2                  10%               35%
and non-core


           Assuming constant perimeter and constant number of shares, growth of EBITDA per share for the communication division in line: +35% p.a.

    EPS before goodwill to be impacted by exceptional items (inc. disposals)




(1)  In 2002, on a proportional basis
(2)  Vivendi owns 250.6m of VE shares (72%)


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                                               VIVENDI UNIVERSAL: A GROWTH STORY
                                    TARGET REVENUE SYNERGIES IN MILLIONS [EUROS]


-  Total identified synergies only

                                         2002
                                         ----
  Cross-Content Combinations              25
  Music Cegetel Mobile Services           30
  Other Music Projects                    45
  Loyalty Programs                        15
  Cross - Promotions                      15
  Canal+ / USG                            25
  Games Synergies                         15
  All other                               50
                                         ----

------------------------------------------------             >=400
|  TOTAL EBITDA                            220 |--------->   in 2003
------------------------------------------------


                   Synergistic approach across all divisions



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                                               VIVENDI UNIVERSAL: A GROWTH STORY
                                       TARGET COST SYNERGIES IN MILLIONS [EUROS]


                                        Adressable Target          Savings
                                              costs                 2002
                                        -----------------         ---------

Functional overheads
     Vivendi / Seagram   }
     Canal+ / USG        }                     2,000                 160
     Delayering          }
 Logistics                                     1,100                  60
 Purchasing / Procurement                      3,500                  80
 IT Operating expenses                           550                  60
 Other external charges                                               30

--------------------------------------------------------------------------------
+ Spirits' divestiture savings / non absorbed Seagram's costs(30)
+ Non recurring items at Vivendi                                      60
--------------------------------------------------------------------------------

Total EBITDA impact                                                  420

Non EBITDA recurring                                                  50
Investment savings                                                    80
Total Cash Flow impact                                               550



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                                                               VIVENDI UNIVERSAL


Key asset for digital convergence:


                                                [VIZZAVI LOGO]



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                                                PIONEERING EUROPEAN MULTI-ACCESS
                                                                  [VIZZAVI LOGO]



- Creating the first fully multi-access portal competing against more PC-centric portals
        -  Seamless access (and file-sharing) through mobile telephones (and
           PDAs), interactive television sets and PCs
        -  Emphasis on Mobile and I-TV crucial in European context

- Vivendi Universal + Vodafone = mobile coverage for 15 European countries + TV access to 11 countries = potential reach of 100m customers within 2 years

-  Vivendi Universal preferred content provider (not exclusive)


               ...to achieve leading position within next 3 years




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                                                PIONEERING EUROPEAN MULTI-ACCESS
                                                                  [VIZZAVI LOGO]


-  Key terms
        -  50/50 joint-venture between Vodafone and Vivendi formed on May 17,
           2000
        - Minority stakes (~20%) in national Vizzavi subsidiaries held by mobile and pay-TV operators
        - Revenue-sharing: Vizzavi keeps 50% of the gross margin from content, advertising and e-commerce revenues
        - After 2 years, revenue-sharing reviewed country-by-country according to market conditions



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                                                PIONEERING EUROPEAN MULTI-ACCESS
                                                                  [VIZZAVI LOGO]


- Emphasis on revenue streams directly from consumers vs. advertisers
        - Requires investment in billing systems and fundamental re-evaluation/creation of portal pricing models (pay per subscription, pay per event, etc.)
        -  Near term, revenue will be driven by advertisers
        -  Emphasis on mobile economics vs. PC economics
-  Even PC economics are changing - emergence of fee based models


                 ... a majority of revenues to be derived from
                  content-related sales (subscriptions, etc.)




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                                                PIONEERING EUROPEAN MULTI-ACCESS
                                                                  [VIZZAVI LOGO]

-  Financials
        -  2001-2002 cumulative investment: [EURO]1.2/1.6bn(*)
          -  Combined amount for EBITDA losses and Capex
          -  Major components:
                -  Marketing costs (1/2 to 1[EURO] per pop p.a.)
                -  Overheads
                -  Technology acquisition
                -  Acquisition of existing portal assets
        -  EBITDA break-even expected by year end 2003 (monthly basis)
          - ARPU target: several [EURO] per months on a majority of the combined current mobile customer base (VU/Vodafone)
          -  Economies of scale and scope (e.g. content acquisition)

*: depending on cash-burn and IPO timing - Vivendi's share=50%


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                                                             KEY DIFFERENTIATORS
                                                                  [VIZZAVI LOGO]


-  First-mover advantage
-  Multi-accessibility
        -  Common default portal across range of devices
        -  Unified messaging centre (voice- and e-mails)
-  Close cooperation with access providers
        -  Localised services
        -  Direct and detailed billing through access companies
        -  Integrated post-sale services and customer care
        - Joint marketing approach to new devices (e.g. PDAs with mobile phone access)
-  Thematic channel approach
        -  Leverage on Vivendi Universal contents (e.g. Games, Music)


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                                                                   STATUS UPDATE
                                                                  [VIZZAVI LOGO]


-  Continued aggressive recruitment since May 2000
        -  Senior positions filled
        - 500+ total, recruited from sources including Chello, mViva, T-motion, BT Genie, ONDigital, AOL
-  Solid progress on Vizzavi Europe platform development
        - Key content in place - User interface defined - Hosting center established
        -  Technology integration and testing underway
-  Aggressive rollout of the new PC/Mobile platform
        -  UK: Q4 2000
        -  Germany and Italy (upgrade in France): Q1 2001
        -  Netherlands and Spain: Q2 2001


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                                                               VIVENDI UNIVERSAL




Conclusion




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                                                               VIVENDI UNIVERSAL
                                                            A UNIQUE OPPORTUNITY


-  Markets
        -  Intrinsic Growth and visibility
        -  Multiple contents and accesses
        -  Consistent mix of businesses/vertical integration
-  Management
        -  Integrated organization
        -  Strong value creation track record in the media industry
        -  Focused on growth and profitability targets
        -  Committed to implementation of synergies and innovation
-  Financial strength
        -  Steady growth: revs. = + 10% pa; EBITDA = +35% pa
        -  Strong cash flow generation
        -  Deleveraged balanced sheet


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